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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            HUSKER AG PROCESSING, LLC
                  --------------------------------------------
                                (Name of Issuer)


                                Membership Units
                  --------------------------------------------
                         (Title of Class of Securities)


                                   448047-10-0
                  --------------------------------------------
                                 (CUSIP Number)

                                with a copies to:


                                O. Wayne Mitchell
                    Technology & Business Development Manager
                              501 West Highway 212
                                  P.O. Box 159
                         Granite Falls, Minnesota 56241
                                 (320) 564-3324

                                       and

                               Victoria H. Finley
                               Baird Holm Law Firm
                               1500 Woodmen Tower
                                 Omaha, NE 68102
                                 (402) 341-0500
                  --------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 30, 2002
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP NO. 448047-10-0
--------------------------------------------------------------------------------

1.  Names of Reporting Persons:  Fagen, Inc.
    I.R.S. Identification No. of Above Persons (entities only): 41-1604605

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of A Group       (a)     [    ]
                                                           (b)     [    ]
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3.  SEC Use Only
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4.  Source of Funds   WC
--------------------------------------------------------------------------------

5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
    Items 2(d) or 2(e)  [    ]
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6.  Citizenship Or Place of Organization:  Minnesota
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                                               7.      Sole Voting Power
                                                       1,000
Number Of                                              -------------------------
Shares                                         8.      Shared Voting Power
Beneficially                                           0
Owned By                                               -------------------------
Each Reporting                                 9.      Sole Dispositive Power
Person With                                            1,000

                                              10.      Shared Dispositive Power
                                                       -------------------------
                                                       0
                                                       -------------------------

11. Aggregate Amount Beneficially Owned By Each Reporting Person:  1,000
--------------------------------------------------------------------------------

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [    ]
--------------------------------------------------------------------------------

13. Percent of Class Represented By Amount In Row (11):  6.5%
--------------------------------------------------------------------------------

14. Type Of Reporting Person: CO
--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.
        -------------------

        This statement relates to the Membership Units of Husker Ag Processing, LLC ("Issuer"), a Nebraska limited liability company, having its principal executive offices at 510 West Locust Street, P.O. Box 10, Plainview, Nebraska 68769.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

        (a) This statement is being filed by Fagen, Inc. (the "Reporting Person"), as a Minnesota corporation.

        (b) The Reporting Person's principal business address is 501 West Highway 212, P.O. Box 159, Granite Falls, Minnesota, 56241.

        (c) Fagen, Inc. is engaged in the business of heavy industrial construction.

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

        The Issuer filed a Registration Statement on Form SB-2 (SEC Registration No. 333-60580, as amended (the "1933 Act Registration Statement") with the Securities and Exchange Commission on May 10, 2001, which became effective on August 28, 2001. The 1933 Act Registration Statement registered 15,000 Membership Units with an aggregate offering price of $15,000,000. On December 1, 2001, the Issuer completed its public equity offering selling 14,402 Membership Units for gross proceeds of $14,402,000.

        The Issuer then filed a Registration Statement on Form 8-A (000-49773) with the Securities and Exchange Commission on April 30, 2002 to register the Membership Units under the Securities Exchange Act of 1934, as amended which triggered the Reporting Persons reporting obligations under the Securities Exchange Act of 1934, as amended.

        The Reporting Person purchased Membership Units during the Issuer's public offering pursuant to the 1933 Act Registration Statement. The Reporting Person's total investment in the Issuer was $1,000,000 ($1,000 per unit) for 1,000 Membership Units. The Reporting Person utilized $1,000,000 of working capital to purchase the 1,000 Membership Units of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

        The Reporting Person purchased the Membership Units for investment purposes.

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        The Reporting Person has no plans to acquire additional securities, however, it may at any time sell some or all of the shares of the Issuer of which it owns. The Reporting Person does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

        (a) According to the most recently published financial information provided by the Issuer, there were approximately 15,318 Membership Units of the Issuer outstanding. The Reporting Person, at the present time, beneficially owns an aggregate of 1,000 Membership Units of the Issuer, constituting approximately 6.5% of the outstanding Membership Units.

        (b) The Reporting Person has sole dispositive and sole voting power with respect to all 1,000 Membership Units.

        (c)   Not applicable.

        (d)   Not applicable.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        -------------------------

        The Issuer and each of its members, including the Reporting Person are parties to the Issuer's Second Amended and Restated Operating Agreement, as amended (the "Operating Agreement"), pursuant to which there are significant restrictions on the transferability of the Membership Units. Pursuant to the terms of the Operating Agreement, all transfers are subject to a determination that the transfer will not cause the Issuer to be deemed a publicly traded partnership.

        The ability to transfer Membership Units has been restricted to ensure that the Issuer is not deemed a "publicly traded partnership" and thus taxed as a corporation. Under the Operating Agreement, no transfers may occur without the approval of the Issuer's Board of Directors. The Board of Directors will only permit transfers that fall within "safe harbors" contained in the publicly traded partnership rules under the Internal Revenue Code. These include: transfers by gift, transfers upon the death of a member, intra-family transfers, and other transfers during the tax year that in the aggregate do not exceed 2% of the total outstanding membership units. Any transfer in violation of the publicly traded partnership requirements or without the prior consent of the Board will be null and void.

        There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

        None.







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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 8, 2002                    FAGEN, INC.




                               By: /s/ Jennifer A. Johnson, CFO
                                  ----------------------------------------------
                                   Jennifer A. Johnson, Chief Financial Officer


ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.)